Exhibit (e)(18)

EXECUTION VERSION

CONTINUITY AGREEMENT – TERM SHEET

October 31, 2018

Intersections Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated as of the date hereof, with WC SACD One Parent, Inc., a Delaware corporation (the “Parent”) and WC SACD One Merger Sub, Inc. (the “Merger Agreement”). Upon the consummation of the transactions contemplated by the Merger Agreement (the “Merger”), the Company will become a subsidiary of Parent. Following the Merger, Parent will be a subsidiary of WC SACD One, Inc. (“WC SACD One”).

WC SACD One and Michael R. Stanfield (the “Service Provider”) agree that Service Provider will cease to serve as President and Executive Chairman of the Company, effective as of the Effective Time (as defined in the Merger Agreement), and that such cessation of services will constitute a “Separation from Service” (as such term is defined in Section 409A of the Internal Revenue Code)(the “Employment Termination”).

Following the Employment Termination, WC SACD One or an affiliate thereof and the Service Provider shall enter into a consulting agreement consistent with the terms set forth in this term sheet (the “Consulting Arrangement”). WC SACD One and the Service Provider each acknowledge and agree that the terms set forth in this term sheet shall be a binding agreement between the parties as of the date hereof. Such terms shall be null and void ab initio and of no force and effect in the event the Merger is not consummated for any reason.

Title	• Consultant

Duties

•  Service Provider will assist with transition of his former duties to his successor and facilitate continuity with third party vendors and customers. Service Provider will also be available to provide advice and assistance with respect to any reorganization of the Company following the Merger.

•  Services will be provided by the Service Provider on an as needed basis subject to Service Provider’s reasonable availability with advance notice and subject to the reasonable direction of the Chief Executive Officer or Board of Directors of the Company or WC SACD One, provided that the total hours of Services provided by Service Provider will in any event not exceed 19.9% of the total hours of service provided by him to the Company during the 36 months preceding the Effective Time.

•  During the Term Consultant shall be on and have full connectivity to the Company’s email and shall have reasonable access to data in the Company’s system s to allow him to advise the Company on financial, marketing, and operational matters consistent with his historical access.

Term	• Eighteen (18) Months following the Effective Time. • Subject to extension upon mutual agreement of the parties prior to the expiration of the initial eighteen (18) month Term.

Cash Remuneration

•  Initial twelve (12) months of the Term: Consulting fees payable at an annual rate of $300,000, paid monthly in arrears.

•  After the initial twelve (12) months of the Term: Consulting fees payable over six months a monthly rate of $33,333.33 per month paid monthly in arrears.

Equity Award

•  As soon as practicable following the Merger (and in any event within thirty (30) days thereafter), Service Provider will receive an equity grant in the form of a nonqualified stock option to acquire (i) 700,000 shares of common stock of WC SACD One per the attached pro-forma capitalization table as may be adjusted in good faith to the extent the actual capitalization of WC SACD One immediately following the consummation of the Merger is different from the attached pro forma capitalization table ) (the “Base Award”), and (ii) in consideration for Service Provider serving as a director of the Company, 139,178 shares of common stock of WC SACD One per the attached pro-forma capitalization table as may be adjusted in good faith to the extent the actual capitalization of WC SACD One immediately following the consummation of the Merger is different from the attached pro forma capitalization table (the “Director Award,” and together with the Base Award, the “Equity Award”), in each case, with an exercise price equal to the fair market value of a share of common stock of WC SACD One on the date of grant.

•  The Equity Award will vest as follows:

•  1/3 of the Base Award will vest on the six (6) month anniversary of the date of grant, subject to the Service Provider’s continued services under the Consulting Arrangement;

•  2/3 of the Base Award shall vest in equal, quarterly installments until the eighteen (18) month anniversary of the date of grant, subject to the Service Provider’s remaining available for continued services under the Consulting Arrangement;

•  The Director Award shall vest in equal, quarterly installments until the three (3) year anniversary of the date of grant.

Any unvested portion of the Equity Award shall vest in full upon (i) any (A) material breach of the Consulting Arrangement by the Company which breach is not cured (if susceptible to cure) by the Company within 15 days after written notice thereof from the Service Provider, (B) the termination of the Consulting Arrangement by the Company before the end of the initial 18 month term for any reason other than for Cause (as defined below) or (C) the removal of Service Provider as a director of the Company without Cause, or (ii) a direct or indirect change in control of the Company, WC SACD One or any successor thereof. Upon such a termination, the vested portion of the Equity Award shall be exercisable until the three (3) year anniversary of the later of (i) the date of termination of the Consulting Arrangement or (ii) the date Service Provider ceases to serve as a member of the Company’s board of directors.

The Equity Award (both the vested and unvested portion) will be subject to immediate termination upon the existence of “Cause”. “Cause” shall mean that the Service Provider (i) has been convicted of, or entered a plea of nolo contendere to, a misdemeanor involving moral turpitude or any felony under the laws of the United States or any state or political subdivision thereof, (ii) has committed an act constituting a breach of fiduciary duty, fraud, gross negligence or willful misconduct, (iii) has engaged in conduct that violated the Company’s then existing internal policies or procedures and that is materially detrimental to the business, reputation, character or standing of WC SACD One or the Company or any of their respective subsidiaries, or (d) after written notice to Service Provider and a reasonable opportunity of at least 30 days to cure, the Service Provider shall continue (x) to be in material breach of the terms of the Consulting Arrangement; (y) fail or refuse to attend to the material duties and responsibilities reasonably assigned to him by the Board consistent with his authority, position and responsibilities under the Consulting Arrangement, or (z) if the Service Provider fails to respond to a request for Services for more than 30 days, unless the Service Provider had given notice to WC SACD One or the Company that Service Provider would be traveling with limited access to email or other electronic communications during the period in which the request for Services was made.

The Equity Award shall be subject to the applicable equity plan and the standard form of award agreements to be entered into by the Service Provider, as well as any shareholders agreement or operating agreement applicable to Service Provider (to the extent not inconsistent with the terms of this term sheet).

Benefits	• Service Provider shall be an independent contractor and not eligible to participate in employee benefit plans, other than any post-termination benefits as provided for in the Employment Agreement.

Existing Employment Agreement

•  WC SACD One acknowledges and agrees that, following the Employment Termination, the Service Provider shall be eligible to receive the severance payments and benefits pursuant to the terms (and subject to the conditions) set forth in that certain Amended and Restated Employment Agreement between the Service Provider and the Company, dated January 10, 2017 and as subsequently amended on December 6, 2017 (the “Employment Agreement”). For clarity, the severance payments and benefits shall be calculated as if the Service Provider’s employment under the Employment Agreement was terminated upon a change in control of the Company.

Termination of Consulting Arrangement

•  The Consulting Arrangement can be terminated immediately by WC SACD One or the applicable affiliate thereof upon the Service Provider’s death, disability or for Cause as described above.

•  Upon such a termination, the Service Provider will only receive payments that have been accrued but unpaid, and the Equity Award (both the vested and unvested portion) will be subject to immediate termination in the event of a termination for Cause.

•  Upon any termination of the Consulting Arrangement other than for Cause, the vested portion of the Equity Award shall be exercisable until the three (3) year anniversary of the later of (i) the applicable termination date of the Consulting Arrangement or (ii) the date Service Provider ceases to serve as a member of the Company’s board of directors.

•  Notwithstanding anything to the contrary, the Equity Award shall not be exercisable beyond the expiration date set forth in the applicable award agreement, which expiration date shall be not less than 10 years from the Equity Award grant.

Post-Termination Non-Compete

•  The Service Provider agrees that during his engagement by WC SACD One and for 36 months thereafter, regardless of the circumstances which result in his cessation of services to WC SACD One, he shall not within the continental United States or Canada engage or attempt to engage, directly or indirectly, whether as an employee, officer, director, consultant or otherwise, in any business activity which is the same as, substantially similar to or directly competitive with the Company; provided, however, nothing in the preceding shall prevent the Service Provider from owning, solely as an investment, up to 5% of the securities of any publicly-traded company.

Governing Law	• The Commonwealth of Virginia.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have hereunto set their hands under seal, as of the date first above written.

SERVICE PROVIDER:

/s/ Michael R. Stanfield
Michael R. Stanfield

WC SACD ONE, INC.,
a Delaware corporation

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer